MIDNIGHT HARVEST LLC (the "Company") a Michigan Limited Liability Company

Financial Statements (unaudited) and
Compilation Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

ACCOUNTANT'S COMPILATION REPORT

To Management
Midnight Harvest, LLC

Management is responsible for the accompanying financial statements of Midnight Harvest, LLC, which comprise the balance sheet as of December 31, 2020 and 2021, and the related statement of operations, member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 2, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	8,042	2,971
Accounts Receivable	474	474
Total Current Assets	8,516	3,445
Non-current Assets		
Office Equipment net of Accumulated Depreciation	324	-
Other Assets	-	-
Total Non-Current Assets	324	-
TOTAL ASSETS	8,840	3,445
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	2,477	4,046
Line of Credit	20,500	20,500
Total Current Liabilities	22,977	24,546
TOTAL LIABILITIES	22,977	24,546
EQUITY		
Accumulated Deficit	(14,137)	(21,101)
Total Equity	(14,137)	(21,101)
TOTAL LIABILITIES AND EQUITY	8,840	3,445

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Sales Revenue	23,231	13,541
Services Revenue	-	234
Cost of Revenue	5,284	2,341
Gross Profit	17,947	11,435
Operating Expenses		
Advertising and Marketing	50	108
General and Administrative	7,639	6,356
Total Operating Expenses	7,689	6,464
Operating Income (loss)	10,258	4,971
Other Income		
Other	183	-
Total Other Income	183	-
Other Expense		
Interest Expense	1,754	2,027
Other	1,303	-
Total Other Expense	3,057	2,027
Provision for Income Tax	-	-
Net Income (loss)	7,383	2,943

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	7,383	2,943
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	(1,569)	262
Accounts Receivable	-	(234)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(1,569)	28
Net Cash provided by (used in) Operating Activities	5,814	2,972
INVESTING ACTIVITIES		
Office Equipment	(323)	-
Net Cash provided by (used by) Investing Activities	(323)	-
FINANCING ACTIVITIES		
Draws	(420)	-
Net Cash provided by (used in) Financing Activities	(420)	-
Cash at the beginning of period	2,971	-
Net Cash increase (decrease) for period	5,071	2,972
Cash at end of period	8,042	2,971

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/20	(24,044)
Net Income (Loss)	2,943
Ending Balance 12/31/2020	(21,101)
Draws	(420)
Net Income (Loss)	7,383
Ending Balance 12/31/2021	(14,137)

MIDNIGHT HARVEST LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Midnight Harvest LLC, formed in Michigan in 2014, specializes in indoor gourmet mushroom production and research. Small-scale mushroom production and mushroom-related items are grown weekly to sell to restaurants, retail, and some direct to consumers. All sales were made within the local area of the farm. The research end of the business focuses on the morel mushrooms in order to advance and potentially create a scientifically repeatable process that allows morels to grow indoors under controlled conditions.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The company generates revenue by selling fresh mushrooms in retail, restaurants, and direct to consumers, and revenue is recognized when the customer assumes control of the mushrooms.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Lines of Credit

Lines of Credit consist of draws on a revolving line of credit with a 2.2 + Prime Interest Rate and an annual fee of $175.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	20,500
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a single-member LLC that operates on percentage interest.

See Note 7.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 2, 2022, the date these financial statements were available to be issued.

On August 3rd, 2022, Midnight Harvest LLC drafted an Operating Agreement.

In 2022, 10,000,000 Shares of membership interest were purchased by the founding member for $100.

September 1st, 2022, the company issued 500,000 shares of common stock or 5% of the company to third parties, jointly, in exchange for $75,000.00 USD.

September 1st, 2022, the company entered into a contractor's agreement with the aforementioned third parties. In exchange for services or work, the third parties would be issued 1% or 100,000 shares per year up to 5%. The contract can be canceled by either party at any time. The third parties had an interest in one day working on the farm with the founding member and will be performing work/services without pay.

September 2nd, 2022, the company issued 500,000 shares of common stock or 5% of the company to a third party through Go Dutch LLC, in exchange for $75,000.00 USD.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has a limited operating history and a working capital deficiency. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.